CV TECHNOLOGIES INC.

08004673

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

August 13, 2008

082-35059

SUPPL

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of the News Release, Financial statements for Q3 ending June 30, 2008, and MD&A along with confirmation of filing on SEDAR.

Document	Date Range
News Release - CV Technologies Reports Third Quarter Results	August 13, 2008
Form 52-109F1 Certification of Interim Filings for CEO/CFO	August 13, 2008
Q3 Financial Statements	August 13, 2008
Third Quarter Interim MD&A	August 13, 2008
Confirmation of SEDAR Filing	August 13, 2008

Please acknowledge receipt of our submission by returning the additional copy of our covering letter. For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Jane Tulloch

PROCESSED
SEP 04 2008
THOMSON REUTERS

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures

SEC
Mail Processing
Section
AUG 25 2008
Washington, DC
105

Proudly Canadian

ChemStrobrint

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 3:00 pm MT August 13, 2008

CV TECHNOLOGIES REPORTS THIRD QUARTER RESULTS

EDMONTON, ALBERTA (August 13, 2008 – CV Technologies Inc. (TSX:CVQ) today reported fiscal 2008 third quarter sales of $3.4 million, up 4.4% from sales of $3.2 million in the same quarter last year. The net loss was $2.0 million or $0.02 of net loss per share in the third quarter ended June 30, 2008, compared to a net loss of $1.9 million or $0.02 of net loss per share in the comparable period last year.

In the first nine months of fiscal 2008, sales rose 4.9% to $35.3 million from $33.7 million in the first nine months of the prior year. Net earnings improved to $4.1 million or $0.04 diluted net earnings per share from a net loss of $8.8 million or $0.08 net loss per share in the nine months ended June 30, 2007.

"Historically, the third quarter is the weakest of the year and fiscal 2008 is no exception. However given the year-over-year improvement in our financial results for nine months and the outlook for the fourth quarter, we anticipate that CV Technologies will realize its fiscal 2008 growth and profitability goals. Moreover, our financial position continues to be strong", said Dr. Jacqueline Shan, President, CEO and Chief Scientific Officer.

Quarter Highlights:

- While total Canadian sales of over-the-counter (OTC) cold remedies slipped in the 2007/2008 season, a notable exception was CV Technologies' COLD-fX which posted 7% growth. According to the July 5, 2008 figures from ACNielsen*, COLD-fX remains Canada's best-selling cold and flu remedy. Strong consumer appeal and the brand loyalty COLD-fX continues to attract as the country's number one selling cold and flu remedy helped produce a sharp and favorable contrast with the performance of the category as a whole.
- COLD-fX Extra Strength, launched midway through the fiscal first quarter, has posted strong results in terms of both shipments to retailers and consumption by consumers. Extra Strength sales are significantly ahead of plan.
- The Company completed the restructuring of its Canadian sales force and now has a team of account managers covering Western Canada, Ontario, Quebec, and the Atlantic provinces, servicing existing customers and seeking new ones. A Montreal office officially opened in July. In addition, new distribution channels are being pursued.

- Discussions are ongoing with potential strategic partners regarding the development and expansion of CV Technologies' science to create new product opportunities worldwide.
- Clinical trial results are expected in Q4 for two clinical trials: 1) the Canadian multi-centre clinical trial examining the impact of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors versus the standard Natural Product Number (NPN) approved dose, and 2) the U.S. clinical trial assessing the safety and effects on immunological parameters of a three-day high dose of COLD-fX on front-line medical workers at Hackensack University Medical Center. To ensure study integrity is maintained, both remain under blinded conditions while in the analysis stage. We anticipate the results of these studies will extend the understanding of the optimal conditions of use for COLD-fX and how it works, as well as add to the safety profile.
- The Company has initiated a new pre-clinical study in collaboration with McMaster University on the precise molecular mechanism of action of COLD-fX. The study will extend the positive results of the initial project funded by the National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) and open the possibility for application in other conditions such as cancer, asthma, allergies, and adjuvants to vaccines such as the flu shot.
- Results of a pilot clinical trial measuring the safety and tolerability of COLD-fX for treatment of cold and flu in children were published in the August issue of *Pediatrics*, the top journal in the field.

Summary of Quarterly Results
(in thousands)

Fiscal year 2008	**Quarter 3 June 30, 2008**	**Quarter 3 June 30, 2007**
Net revenue	$3,355	$3,215
Gross profit	$1,900	$1,915
Gross margin %	56.6%	59.6%
(Loss) before tax	$(3,136)	$(1,808)
(Loss) after tax	$(1,970)	$(1,871)
(Loss) per share – Basic	$(0.02)	$(0.02)
(Loss) per share – Diluted	$(0.02)	$(0.02)
Cash Position	$3,860	$2,765
Total assets	$41,416	$37,106
Total liabilities	$20,497	$20,804
Working Capital	$10,307	$3,987
Common shares outstanding	107,723,498	103,901,006

*ACNielsen MarketTrack National all Channel service for the categories of Cold Remedies and Supplements & Products, 52 weeks ending July 5, 2008.

A complete set of Financial Statements and Management's Discussion and Analysis will be posted on CV Technologies web site today (www.cvtechnologies.com) and will be available on SEDAR (www.sedar.com) tomorrow. The financial results presented in this news release are a summary only and readers are encouraged to review the full text of the Financial Statements and Management's Discussion and Analysis for important additional information.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-fX® strengthens the immune system and is widely used as a leading over the counter (OTC) remedy for helping to prevent and relieve cold and flu infections.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

This news release and the referenced MD&A contain certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in these documents does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation; those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, the Company's ability to secure financing and the ability to negotiate arrangements with potential strategic partners, and acceptance of COLD-fX® and COLD-fX Extra Strength in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information. In addition to the risks outlined in the Risks and Uncertainties section of the MD&A, the MD&A and this news release contain forward-looking information pertaining to the following: the impact of competition; incidence of cold and flu; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward-looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Nazir Noormohamed, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: August 13, 2008

(s) Nazir Noormohamed

Nazir Noormohamed CMA
Chief Financial Officer

CV Technologies Inc.
Consolidated Financial Statements
Nine month period ended June 30, 2008
(unaudited)

CV Technologies Inc.
Consolidated Balance Sheets

(unaudited)

In Canadian dollars	June 30, 2008	September 30, 2007
Assets		
Current		
Cash and cash equivalents	$ 3,860,329	$ 2,702,572
Short term investment (note 3)	9,024,078	-
Accounts receivable (note 18)	455,968	6,442,418
Inventory (note 4)	11,107,013	8,891,706
Prepaid expenses and deposits	417,256	391,266
Current income taxes receivable	-	721,099
Future income taxes	256,506	-
	25,121,150	19,149,061
Inventory, non-current (note 4)	-	7,351,019
Patents and registered trademarks	1,036,144	893,849
Property and equipment (note 5)	12,831,558	11,132,142
Prepaid intra-group tax asset	2,384,341	2,436,174
Future income taxes	43,289	345,548
	$ 41,416,482	$ 41,307,793
Liabilities		
Current		
Bank indebtedness (note 6)	$ -	$ 2,039,164
Accounts payable and accruals	6,528,316	9,839,925
Customer deposits (note 8)	5,884,154	10,374,967
Current income taxes payable	1,232,966	-
Current portion of mortgage (note 6)	566,060	2,645,122
Current portion of obligations under capital lease	11,731	6,472
Current portion of deferred revenue	509,300	-
Current portion of information systems loan (note 7)	81,125	-
	14,813,652	24,905,650
Long term portion of mortgage (note 6)	4,562,847	-
Obligations under capital lease	721,344	682,535
Deferred revenue	180,000	180,000
Information systems loan (note 7)	181,375	-
Future income taxes	37,583	33,533
	20,496,801	25,801,718
Shareholders' Equity		
Share capital (note 9)	23,719,689	22,875,648
Contributed surplus (note 10)	8,348,108	7,839,387
Deficit	(11,148,116)	(15,208,960)
	20,919,681	15,506,075
	$ 41,416,482	$ 41,307,793

Commitments and contingency (notes 20 and 21)

CV Technologies Inc.
Consolidated Statements of Deficit

(unaudited)

In Canadian dollars	Nine month period ended June 30 2008	2007
Deficit, beginning of period	**$ (15,208,960)**	$ (5,378,379)
Net earnings (loss) and comprehensive income (loss)	**4,060,844**	(8,751,145)
Deficit, end of period	**$ (11,148,116)**	$ (14,129,524)

CV Technologies Inc.
Consolidated Statements of (Loss) Earnings and Comprehensive (Loss) Income

(unaudited)

In Canadian dollars	Three month period ended June 30 2008	Three month period ended June 30 2007	Nine month period ended June 30 2008	Nine month period ended June 30 2007
Product sales	$ 3,355,393	$ 3,214,693	$ 35,345,530	$ 33,679,053
Cost of goods sold	1,454,756	1,300,072	10,110,152	9,485,353
	1,900,637	1,914,621	25,235,378	24,193,700
Operating expenses				
Advertising and marketing	502,986	529,983	5,406,226	15,209,420
Salaries and employee benefits	1,510,701	1,198,355	4,537,353	3,895,141
Contracting, consulting and professional fees	931,579	814,200	2,841,872	3,895,739
Administration, occupancy and insurance	609,145	678,966	2,043,687	1,987,248
Research and development	717,986	1,225,105	1,944,353	2,676,535
Stock-based compensation (note 10)	279,656	28,792	809,388	1,273,704
Amortization (note 12)	302,761	170,263	671,790	557,510
Interest, bank charges and fees (note 13)	232,783	7,949	476,076	62,669
Loss (gain) on foreign exchange	42,387	(821,071)	446,067	(430,172)
Bad debts (recovery)	59,020	(24,116)	95,368	29,012
	5,189,004	3,808,426	19,272,180	29,156,806
(Loss) earnings before other revenue and income taxes	(3,288,367)	(1,893,805)	5,963,198	(4,963,106)
Other revenue (expenses)				
Interest revenue	129,510	54,359	255,538	268,687
Other items	23,165	31,757	83,835	23,049
	152,675	86,116	339,373	291,736
(Loss) earnings before income taxes	(3,135,692)	(1,807,689)	6,302,571	(4,671,370)
Income tax expense				
Current (recovery)	(1,106,998)	(661,995)	2,186,124	4,113,300
Future (recovery)	(58,345)	725,578	55,603	(33,525)
	(1,165,343)	63,583	2,241,727	4,079,775
Net (loss) earnings and comprehensive (loss) income	$ (1,970,349)	$ (1,871,272)	$ 4,060,844	$ (8,751,145)
(Loss) earnings per share (note 11)				
Basic (loss) earnings per share	$ (0.02)	$ (0.02)	$ 0.04	$ (0.08)
Diluted (loss) earnings per share	$ (0.02)	$ (0.02)	$ 0.04	$ (0.08)

See accompanying notes to the consolidated financial statements

CV Technologies Inc.
Consolidated Statements of Cash Flow

(unaudited)

In Canadian dollars	Three month period ended June 30 2008	Three month period ended June 30 2007	Nine month period ended June 30 2008	Nine month period ended June 30 2007
Operating activities				
Net (loss) earnings and comprehensive (loss)				
Income for the period	**$ (1,970,349)**	$ (1,871,272)	**$ 4,060,844**	$ (8,751,145)
Items not affecting cash				
Stock-based compensation (note 10)	**279,656**	28,792	**809,388**	1,273,704
Future income taxes	**(58,345)**	725,578	**55,603**	(33,525)
Unrealized foreign exchange gain on future income tax asset	**1,655**	-	**(5,799)**	-
Capital lease interest	**11,697**	-	**23,198**	-
Amortization (note 12)	**302,761**	170,263	**671,790**	557,510
Non-cash portion of interest expense	**4,120**	-	**12,437**	-
Loss on disposal of patents and registered trademarks	**-**	26,883	**-**	26,883
Amortization of prepaid intra-group tax assets	**-**	51,833	**51,833**	155,499
	(1,428,805)	(867,923)	**5,679,294**	(6,771,074)
Change in non-cash operating working capital				
Accounts receivable	**485,674**	2,842,877	**5,986,450**	5,435,555
Inventory	**(796,500)**	1,522,539	**5,135,712**	(271,277)
Prepaid expenses and deposits	**221,048**	281,016	**(25,990)**	685,389
Accounts payable and accruals	**1,242,536**	(2,376,023)	**(1,957,220)**	(3,076,114)
Current income taxes payable (receivable)	**(798,372)**	(1,505,042)	**1,954,065**	(4,669,028)
Customer deposits	**24,140**	(6,486,887)	**(4,490,813)**	9,155,696
Deferred revenue	**(4,650)**	-	**509,300**	30,000
Cash provided by (used in) operating activities	**(1,054,929)**	(6,589,443)	**12,790,798**	519,147
Financing activities				
Repayment of obligations under capital lease	**(3,040)**	(3,466)	**(8,248)**	(12,476)
Issuance of share capital (note 9)	**316,499**	52,500	**543,374**	255,570
Issuance of mortgage (note 6)	**128,648**	-	**2,471,348**	-
Information systems loan (note 7)	**262,500**		**262,500**	
Repayment of bank indebtedness	**-**	-	**(2,039,164)**	-
Cash provided by financing activities	**704,607**	49,034	**1,229,810**	243,094
Investing activities				
Purchase of property and equipment	**(558,341)**	(2,113,326)	**(3,628,239)**	(5,900,846)
(Purchase) disposal of patents and registered trademarks	**(142,722)**	(11,983)	**(210,534)**	(9,444)
Purchase of short term investment (note 3)	**(9,024,078)**	-	**(9,024,078)**	-
Cash used in investing activities	**(9,725,141)**	(2,125,309)	**(12,862,851)**	(5,910,290)
Increase (decrease) in cash and cash equivalents	**(10,075,463)**	(8,665,718)	**1,157,757**	(5,148,049)
Cash and cash equivalents:				
Beginning of period	**13,935,792**	11,430,950	**2,702,572**	7,913,281
End of period	**$ 3,860,329**	$ 2,765,232	**$ 3,860,329**	$ 2,765,232

Supplemental cash flow information (note 14)

All amounts are in Canadian dollars, except where noted

1. Nature of operations and basis of presentation

CV Technologies Inc. ("CVQ" or "the Company") is a publicly owned company that develops and sells biopharmaceutical products. It is incorporated under the Business Corporations Act (Alberta) and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Canada.

These unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended September 30, 2007, except as disclosed in note 2 below.

Omitted in these statements are certain information and note disclosures normally included in annual consolidated financial statements prepared in accordance with Canadian GAAP. The interim consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2007.

2. Summary of significant accounting policies

Use of estimates and measurement uncertainty

In preparing consolidated financial statements in conformity with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period presented. Actual results could differ from these estimates.

Significant estimates made by management include provisions for customer discounts and incentives, allowances for uncollectible accounts receivable, right-of-return, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available. As at June 30, 2008, management's estimate for customer discounts and incentives totalled approximately $2,900,000 (September 30, 2007 - $1,400,000), which are included in accounts payable and accruals and customer deposits and as a reduction in accounts receivable.

All amounts are in Canadian dollars, except where noted

2. Summary of significant accounting policies (cont'd)

Property and equipment

In January 2008, the Company received its occupancy permit for its new premises and deemed the building available for use. Amortization is provided for the building utilizing the straight line method over 5 to 25 years.

Comprehensive income and financial instruments

On October 1, 2006, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income. This Section establishes the standards for reporting and disclosure of comprehensive income and its components. Comprehensive income is the change in equity (net assets) of an enterprise, during a period, from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company did not have other comprehensive income, a component of comprehensive income not included in net earnings, and accordingly total comprehensive income and net (loss) earnings are equal.

On October 1, 2006, the Company adopted the following CICA accounting recommendations for the recognition, presentation and disclosure of financial instruments:

- CICA Handbook Section 3855 "*Financial Instruments – Recognition and Measurement*"
- CICA Handbook Section 3862 "*Financial Instruments – Disclosures*"
- CICA Handbook Section 3863 "*Financial Instruments – Presentation*"
- CICA Handbook Section 1530 "*Comprehensive Income*"
- CICA Handbook Section 3251 "*Equity*"

All financial instruments are initially recorded on the consolidated balance sheet at fair value and if classified as loans and receivables or held for trading, changes in fair value are included in earnings. For those instruments classified as available-for-sale and for derivative financial instruments designated as hedges, changes in fair value will be included in other comprehensive income. Other comprehensive income and its components, when presented, are included directly in equity as accumulated other comprehensive income.

Except for revolving debt obligations, financial assets and financial liabilities classified other than as held-for-trading are measured at amortized cost based on the effective interest method. Transaction costs for revolving debt obligations that are directly attributable to the acquisition or issuance of the financial liability are expensed by the Company. The application of this standard did not have a significant impact on the consolidated financial statements at the date of adoption.

Accounting changes

On October 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the consolidated financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the

All amounts are in Canadian dollars, except where noted

2. Summary of significant accounting policies (cont'd)

entity's financial position, financial performance or cash flows. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2007. The adoption did not have any effect on the Company's consolidated financial statements.

On October 1, 2007, the Company adopted CICA Handbook Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007 and is disclosed in note 16 below.

Recent accounting pronouncement

The CICA has issued new standards relating to goodwill and intangible assets as CICA Handbook Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises and applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. The Company plans to adopt this Section for its fiscal year beginning October 1, 2008 and does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that Canadian public enterprises will need to adopt International Financial Reporting Standards (IFRS) effective for years beginning on or after January 1, 2011. The Company is currently evaluating the impact this new framework will have on the consolidated financial statements.

3. Short Term Investment

Short term investment consists of a cashable guaranteed investment certificate (GIC) purchased on June 30, 2008. The GIC matures on June 30, 2009, and carries an interest rate of 3.25% with interest being paid at maturity. The GIC can be cashed, and earn interest, after being held for a minimum of 30 days.

	June 30, 2008	September 30, 2007
Guaranteed investment certificate	$ 9,024,078	$ -

All amounts are in Canadian dollars, except where noted

4. Inventory

Inventory is comprised of the following:

	June 30, 2008	September 30, 2007
Finished goods	$ 6,502,337	$ 9,014,194
Raw materials	1,338,278	1,448,528
Work-in-progress	1,879,936	3,755,470
Packaging materials	770,944	756,601
Product shipped with right-of-return	615,518	1,267,932
	11,107,013	16,242,725
Less current portion	11,107,013	8,891,706
	$ -	$ 7,351,019

All amounts are in Canadian dollars, except where noted

5. Property and equipment

	Cost	Accumulated Amortization	Net Book Value
June 30, 2008			
Building	$11,296,331	$ 404,993	$10,891,338
Equipment	1,123,448	362,286	761,162
Computer hardware and software	870,797	398,664	472,133
Land under capital lease	616,099	-	616,099
Leasehold improvements	121,126	93,952	27,174
Automobiles	44,788	30,331	14,457
Equipment under capital lease	92,438	43,243	49,195
	$14,165,027	$ 1,333,469	$12,831,558
September 30, 2007			
Building under construction	$ 9,552,210	$ -	$ 9,552,210
Equipment	800,435	272,234	528,201
Computer hardware and software	678,243	308,051	370,192
Land under capital lease	616,099	-	616,099
Leasehold improvements	99,207	90,744	8,463
Automobiles	44,788	26,134	18,654
Equipment under capital lease	74,631	36,308	38,323
	$11,865,613	$ 733,471	$11,132,142

During the three and nine month periods ended June 30, 2008, the Company recorded property and equipment amortization expense of $279,067 and $603,551 respectively (2007 - $60,984 and $227,729).

All amounts are in Canadian dollars, except where noted

6. Financing facilities

The Company's bank credit facilities are comprised of the following:

a) At June 30, 2008, the Company has available a $10,000,000 demand operating line of credit and had drawn $nil (September 30, 2007 - $2,039,164). The portion of the line of credit that is available to the Company is based on 75% of accounts receivable aged less than 90 days plus 50% of finished goods inventory for the period from September to February or 65% of finished goods inventory for the period from March to August each year to a maximum limit of $6,000,000. This available line of credit amount was $5,362,000 at June 30, 2008. Interest under the available operating line facility is based on the bank prime lending rate plus a stamping fee equal to 1.5% per annum. The effective interest rate for the quarter was 6.75%.

Included in the available operating line facility the Company has the ability to issue up to $1,000,000 of letters of guarantee. At June 30, 2008, the Company had two standby letters of credit in the amount of $495,600 and $124,000 which will remain in effect until December 1, 2008 and December 1, 2009, respectively. Standby letters of credit are subject to a charge of 1% per annum.

b) The Company also has a $6,175,000 three-year term mortgage facility for the construction of its headquarters and research centre on land held under a capital lease. This mortgage is to be advanced to the Company, based on progress towards completion, in four installments commencing August 31, 2007. The Company had drawn $130,000 in the three months ended June 30, 2008. As at June 30, 2008, the Company has drawn $5,175,000 under this facility. The facility bears interest at the Bank's prime lending rate plus 0.75% per annum. Using the effective interest method to determine the carrying value of the financial liability, the effective interest rate of the mortgage is 7.42%. Repayments are to be interest only until July 31, 2008 and a monthly principal payment of $51,460 plus interest thereafter. The Company may prepay the mortgage without penalty at any time in whole or in part. Such payments would be applied to the principal in the inverse order of maturities of the repayments. The Company has presented the term mortgage net of financing charges of $59,310. Additional financing charges of $11,461 have been deferred until the balance of the mortgage has been drawn.

All amounts are in Canadian dollars, except where noted

6. Financing facilities (cont'd)

The Company's various facilities are subject to certain financial covenants. The facilities agreement contains repayment acceleration clauses that may cause the debt to become due and payable, or the collateral to become immediately enforceable, if certain events of default occur. The acceleration clauses include subjective default events such as any adverse change occurring in the financial condition of the Company, its subsidiaries or its property, equipment or business activities. Management of the Company is not aware of any pending condition that would require accelerated repayment of the bank financing.

The Company has pledged as collateral for both financing facilities a General Security Agreement constituting a first ranking security interest in all personal property of the Company, a collateral mortgage constituting a first fixed charge on the Company's headquarters and research centre on the subleased land.

Subject to any demand for partial or full repayment of the obligation, required principal repayments of the mortgage by fiscal year are as follows:

2008	$	102,920
2009		617,520
2010		617,520
2011		3,837,040
Total mortgage		5,175,000
Less transaction costs netted against principal balance		46,093
Carrying value of mortgage		5,128,907
Less current portion		566,060
	$	4,562,847

All amounts are in Canadian dollars, except where noted

7. Information systems loan

The Company entered into a financing arrangement related to its information systems upgrade. The amount of the loan provided is $262,500. Interest on the loan is at 6.99%. Using the effective interest rate method to determine the carrying value of the financial liability, the effective interest rate of the loan is 7.41%. Payments are blended principal and interest of $8,104 for 36 months starting on July 12, 2008. The loan is unsecured and is not subject to any covenants. The loan can be called by the lender if scheduled repayments are not received within 10 days of their due date. The loan cannot be accelerated by the Company.

Repayments on the loan by fiscal year are as follows:

2008	$	19,723
2009		82,636
2010		88,968
2011		71,173
Carrying value of loan		262,500
Less current portion		81,125
	$	181,375

8. Customer deposits

The Company has received customer deposits totalling $5,884,154 (September 30, 2007 - $10,374,967) for product shipped with right-of-return. At June 30, 2008, three customers represented $5,138,000 or 87% (September 30, 2007 – three customers represented $9,290,907 or 90%) of the total customer deposits. As at June 30, 2008, the Company has a remaining balance of inventory returns requiring refund of approximately $2,334,000 (September 30, 2007 - $4,816,000). At June 30, 2008, the Company has authorized additional inventory returns requiring refund of approximately $213,000 (September 30, 2007 - $2,428,000) to be delivered subsequent to quarter end. Inventory returns are not considered payable until the products have passed a quality and verification process. This process had not been completed for the above returns as at June 30, 2008.

If the risk of return for the remaining product shipped with the right-of-return is substantially eliminated, the revenue from the product shipment will be recognized and liability for the customer deposit eliminated. If the product is returned and cash payment has been made, the customer is entitled to a refund of the deposit. There is no certainty on the amount of deposits that will be recognized as revenue or require refund.

All amounts are in Canadian dollars, except where noted

9. Share capital

Authorized:

Unlimited number of Class A voting common shares with no par value
Unlimited number of Class P preferred shares with no par value, voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:	Number of Shares	Share Capital
Balance, September 30, 2007	104,101,006	$ 22,875,648
Exercise of options	650,000	97,500
Recognition of fair value of options exercised	-	53,950
Balance, December 31, 2007	104,751,006	$ 23,027,098
Exercise of options	862,500	129,375
Recognition of fair value of options exercised	-	71,588
Balance, March 31, 2008	105,613,506	$ 23,228,061
Exercise of options	2,109,992	316,499
Recognition of fair value of options exercised	-	175,129
Balance, June 30, 2008	107,723,498	$ 23,719,689

All amounts are in Canadian dollars, except where noted

10. Contributed surplus

During the period, contributed surplus has changed as follows:

	Three month period ended June 30 2008	Nine month period ended June 30 2008	Year ended September 30 2007
Balance, beginning of period	$ 8,243,581	$ 7,839,387	$ 6,469,885
Stock-based compensation recognition of fair value of stock options granted to:			
Employees, officers and directors	222,466	660,398	1,388,034
Non-employees	57,190	148,990	138,440
Recognition of fair value of stock options exercised	(175,129)	(300,667)	(156,972)
Balance, end of period	$ 8,348,108	$ 8,348,108	$ 7,839,387

Stock-based compensation

A summary of the status of the Company's outstanding stock options for the nine month period ended June 30, 2008 and year ended September 30, 2007 and changes during these periods is presented below:

	June 30, 2008		September 30, 2007	
	Number of options outstanding	Weighted average exercise price	Number of options outstanding	Weighted average exercise price
Outstanding, beginning of period	10,952,935	$ 0.89	14,770,601	$ 1.26
Exercised	(3,622,492)	0.15	(1,327,666)	0.22
Granted	1,310,000	0.68	1,010,000	1.41
Expired, cancelled and forfeited	(580,000)	2.80	(3,500,000)	2.84
Outstanding, end of period	8,060,443	1.05	10,952,935	0.89
Exercisable, end of period	5,280,443	$ 0.90	8,752,335	$ 0.55

For the nine month period ended June 30, 2008, there were 580,000 options cancelled.

All amounts are in Canadian dollars, except where noted

10. Contributed surplus (cont'd)

Stock-based compensation

The number of options outstanding at June 30, 2008 together with details of time and performance vesting conditions of the options are as follows:

Exercise prices	Number outstanding	Weighted average remaining term (in years)	Options currently exercisable (vested)	Options subject to time vesting only (not vested)	Options subject to performance vesting only (not vested)
$0.25	33,000	0.25	33,000	-	-
$0.50	250,000	0.96	250,000	-	-
$0.57	143,000	1.08	143,000	-	-
$0.68	1,310,000	5.51	-	-	1,310,000
$0.71	813,916	0.52	813,916	-	-
$0.74	3,600,527	0.85	3,600,527	-	-
$1.24	830,000	4.97	-	600,000	230,000
$1.25	80,000	5.13	-	80,000	-
$2.62	250,000	2.05	100,000	150,000	-
$2.84	355,000	1.67	213,000	142,000	-
$2.98	100,000	3.46	20,000	80,000	-
$3.29	200,000	2.94	80,000	120,000	-
$3.42	10,000	2.66	4,000	6,000	-
$4.04	55,000	3.19	11,000	44,000	-
$4.32	30,000	2.41	12,000	18,000	-
	8,060,443		5,280,443	1,240,000	1,540,000

The fair value of the options issued during the nine month period ended June 30, 2008 was $0.60 (September 30, 2007 - $2.35) as determined using the Black-Scholes option pricing model. The following weighted average assumptions were utilized to calculate the fair value:

	Nine month period ended June 30, 2008	Nine month period ended June 30, 2007
Total options granted	1,310,000	100,000
Exercise price	$ 0.68	$ 2.98
Risk-free interest rate	4%	4%
Expected life	6 years	5 years
Vesting period	6 years	5 years
Expected annual volatility	125%	107%
Dividend yield	-	-

All amounts are in Canadian dollars, except where noted

11. (Loss) earnings per share

The following table sets forth the computation of basic and diluted earnings (loss) per share for the following periods:

	Three month period ended June 30		Nine month period ended June 30	
	2008	2007	2008	2007
Numerator for basic (loss) earnings per share	$ (1,970,349)	$ (1,871,272)	$4,060,844	$ (8,751,145)
Denominator:				
Weighted average common shares	107,723,498	103,804,852	105,779,325	103,516,297
Dilutive effect of stock options	-	-	1,615,184	-
Denominator for diluted (loss) earnings per share	107,723,498	103,804,852	107,394,509	103,516,297
(Loss) earnings per share				
Basic	$ (0.02)	$ (0.02)	$ 0.04	$ (0.08)
Diluted	$ (0.02)	$ (0.02)	$ 0.04	$ (0.08)

The Company uses the treasury stock method to calculate (loss) earnings per share and under this method options that are anti-dilutive are excluded from the calculation of diluted (loss) earnings per share. For the three month period ended June 30, 2008, and for the three and nine month period ended June 30, 2007, all outstanding options were considered anti-dilutive when earnings available to common shareholders were in a loss position.

12. Amortization

	Three month period ended June 30		Nine month period ended June 30	
	2008	2007	2008	2007
Patents and registered trademarks	$ 23,694	$ 18,879	$ 68,239	$ 58,581
Property and equipment	279,067	60,984	603,551	227,729
Deferred development costs	-	90,400	-	271,200
	$ 302,761	$ 170,263	$ 671,790	$ 557,510

All amounts are in Canadian dollars, except where noted

13. Interest, bank charges and fees

Interest, bank charges and fees consists of:

	Three month period ended June 30		Nine month period ended June 30	
	2008	2007	2008	2007
Guarantee fees (note 15a)	$ 75,000	$ -	$ 225,000	$ -
Interest on mortgage	73,732	-	155,417	-
Other interest and bank charges	84,051	7,949	95,659	62,669
	$ 232,783	$ 7,949	$ 476,076	$ 62,669

14. Supplemental cash flow information

	June 30, 2008	September 30, 2007
Cash and cash equivalents is comprised of:		
Balances with banks	$ 4,321,736	$ 3,285,103
Deposits in transit	-	9,129
Cheques in transit	(461,407)	(591,660)
	$ 3,860,329	$ 2,702,572

	Three month period ended June 30		Nine month period ended June 30	
	2008	2007	2008	2007
Interest paid	$ 129,091	$ 460	$ 263,118	$ 20,583
Income taxes paid	$ 50,939	$ 855,118	$ 738,848	$ 8,660,828
Non-cash financing and investing activities:				
Property and equipment additions financed by obligations under capital lease	$ 11,697	$ 12,270	$ 52,315	$ 35,920
Property and equipment additions included in accounts payable and accruals at period end	556,421	1,279,800	556,421	1,279,800

All amounts are in Canadian dollars, except where noted

15. Related party transactions

a) On July 16, 2007, a shareholder who is also a director provided the Company with a guarantee of $5,000,000, at a fee of 0.5% per month, to be used as collateral for the bank loan. During the three and nine month periods ended June 30, 2008, the Company has expensed as interest, bank charges and fees $75,000 and $225,000 respectively (June 30, 2007 - $nil and $nil) related to this guarantee.

b) The Company has as part of its management team an individual who is also part of a vendor's management. During the three and nine month periods ended June 30, 2008, approximately $139,000 and $412,000, respectively (June 30, 2007 - $151,000 and $365,000) was expensed as advertising and marketing costs provided by this vendor subsequent to the above individual being hired by the Company. As at June 30, 2008, approximately $156,000 (September 30, 2007 - $287,000) is payable to the related vendor. The Company has a commitment of approximately $560,000 remaining with the related party as at June 30, 2008 and is included in note 20(b).

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

All amounts are in Canadian dollars, except where noted

16. Capital disclosures

The Company's objective to manage capital is to safeguard the entity's ability to continue as a going concern so that it can continue to develop and commercialize evidence-based natural health products to increase shareholder value.

The Company has externally imposed capital requirements as governed through its financing facilities. These requirements are to ensure the Company continues to operate in the normal course of business and to ensure the Company manages its debt relative to tangible net worth. These capital requirements are congruent with the Company's management of capital. The Company met all externally imposed capital requirements at the end of the period.

The Company monitors capital on the basis of the current and debt to tangible net worth ratios which are both financial covenants of its lending agreement. The current ratio is calculated as current assets (as shown on the balance sheet) over current liabilities (as shown on the balance sheet) and is to be maintained above 1.00:1. As at June 30, 2008 this ratio is 1.70:1 (September 30, 2007 – 0.77:1). The increase in this ratio is primarily the result of turning over inventory and collecting cash and using cash to reduce accounts payable and customer deposits. The increase was also due to the classification of the mortgage as long term and long term inventory classified as current.

Debt to tangible net worth is calculated as total liabilities (as shown on the balance sheet) over tangible net worth. Tangible net worth is defined as the sum of share capital, contributed surplus and retained earnings (deficit) less intangible assets. This ratio is to be maintained below 2.50:1. At June 30, 2008 this ratio was 1.04:1 (September 30, 2007 – 1.78:1). The decrease in this ratio is due to a profitable nine month period that enabled the Company to reduce accounts payable and customer deposits.

All amounts are in Canadian dollars, except where noted

17. Segmented information

The Company operates in one operating segment - biopharmaceutical products. Management assesses performance and makes resource decisions based on the consolidated results of operations of this operating segment. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as biopharmaceutical products and, accordingly, they are included with biopharmaceutical products for purposes of segment reporting.

Inter-segment transactions are eliminated upon consolidation. The following table presents information on the Company's product sales for the three and nine month periods ended June 30, 2008 and June 30, 2007 by geographic area:

	Three month period ended June 30		Nine month period ended June 30	
	2008	2007	2008	2007
Product sales				
Canada	$ 3,285,901	$ 3,045,161	$ 34,414,396	$ 32,719,008
United States	69,492	169,532	931,134	960,045
	$ 3,355,393	$ 3,214,693	$ 35,345,530	$ 33,679,053

Geographic information about the Company's revenue is based on the product shipment destination. Substantially all of the Company's property and equipment are located in Canada based on their physical location.

The Company derives significant revenue from certain customers. During the three month period ended June 30, 2008, three major customers (2007 – four) accounted for $2,298,292 or 71% (2007 - $1,790,548 or 55%) of the Company's Canadian product sales. During the nine month period ended June 30, 2008, three major customers (2007 – four) accounted for $22,669,728 or 66% (2007 - $17,792,539 or 53%) of the Company's Canadian product sales.

All amounts are in Canadian dollars, except where noted

18. Accounts receivable

	June 30, 2008	September 30, 2007
Trade receivables	$ 2,452,309	$ 8,007,663
Allowance for doubtful accounts	(66,685)	(62,312)
	2,385,624	7,945,351
Other receivables	455,968	33,684
Discount and incentive provisions	(2,721,286)	(1,359,695)
Other provisions	(1,097,561)	(176,922)
	(977,255)	6,442,418
Reclass of net credits in trade accounts receivable	1,433,223	-
	$ 455,968	$ 6,442,418

Trade receivables are non-interest bearing and are generally on 30 day terms.

The Company identifies impairment of trade receivables through a review of specific accounts and provides an allowance for doubtful accounts based on the excess of their carrying value over their estimated realizable amount. At June 30, 2008, trade receivables of $66,685 were considered to be impaired and fully provided for. The movement on the provision for impairment of trade receivables for the nine month period ended is as follows:

	2008	2007
Balance, October 1	$ 62,312	$ 59,232
Provision for doubtful accounts	7,143	4,407
Recovery	-	(4,118)
Amounts written off as uncollectible	-	-
Balance, December 31	69,455	59,521
Provision for doubtful accounts	42,564	4,142
Recovery	-	-
Amounts written off as uncollectible	(19,971)	(8,854)
Balance, March 31	$ 92,048	$ 54,809
Provision for doubtful accounts	68,142	4,142
Recovery	(29,737)	-
Amounts written off as uncollectible	(63,768)	(8,854)
Balance, June 30	$ 66,685	$ 50,097

All amounts are in Canadian dollars, except where noted

18. Accounts receivable (cont'd)

The ageing analysis of trade receivables not impaired is as follows:

	Total $	< 30 days $	30 - 60 days $	60 - 90 days $	> 90 days $
June 30, 2008	2,385,624	1,261,135	(35,193)	287,369	872,313
September 30, 2007	7,945,351	4,559,124	2,122,537	656,948	606,742

As at June 30, 2008, three customers (September 30, 2007 – three) represented 80% of total accounts receivable (September 30, 2007 – 72%).

19. Financial Instruments

Classification of Financial Instruments

Under the CICA Handbook Section 3855, on acquisition, all financial assets must be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and at inception, all financial liabilities must be classified as held-for-trading or other. The Company has classified cash and cash equivalents and short term investment as held-for-trading; accounts receivable is classified as loans and receivables; bank indebtedness, customer deposits on product shipped with right-of-return, information systems loan, mortgage, and accounts payable and accruals have been classified as other liabilities.

All amounts are in Canadian dollars, except where noted

19. Financial Instruments (cont'd)

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, short term investment, accounts receivable, accounts payable and accruals, customer deposits, information systems loan and mortgage. The fair value of financial instruments represents the amounts that would have been received from or paid to counterparties, calculated at the reporting date, to settle these instruments. Cash and cash equivalents, short term investment, accounts receivable, current income taxes, bank indebtedness, accounts payable and accruals and customer deposits on product shipped with right-of-return are assets and liabilities that have short periods to maturity and the carrying values contained in the consolidated balance sheet approximate their estimated fair value. The fair values of other financial instruments reflect the Company's best estimate based upon estimated interest rates at which the Company believes it could enter into with similar instruments at the consolidated balance sheet date. These estimates match the fair values of the underlying liabilities.

Management of Risks Arising from Financial Instruments

The Company does not use financial derivatives. There has been no change with respect to the Company's overall risk exposure during the nine month period ended June 30, 2008.

Market Risk

a) Interest rate risk

Bank indebtedness and mortgage are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing bank prime lending rate. The sensitivity of the mortgage to a 100 basis point change in the interest rate, with all other variables held constant, would result in a change in the effective interest rate from 7.40% to 8.48% and a change in the (loss) earnings before tax of approximately $14,000 for the three month period ended June 30, 2008 and $39,000 for the nine month period ended June 30, 2008. The Company did not employ interest rate hedging activities during the year. The Company has the option to fix the interest rate on its mortgage for the balance of the term.

b) Foreign exchange risk

The Company has assets and liabilities that are denominated in foreign currencies and thus are exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The sensitivity of these monetary assets and liabilities to a 10% change in the U.S. dollar, with all other variables held constant, would result in a change in the Company's (loss) earnings before tax of approximately $595,000. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All amounts are in Canadian dollars, except where noted

19. Financial Instruments (cont'd)

Credit Risk

The maximum exposure to credit risk of the Company as a June 30, 2008 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable financial institutions and only investing in securities that are highly rated, traded in active markets and capable of prompt liquidation.

The Company's exposure to credit risk related to accounts receivable arises from the possibility that a customer does not fulfil their obligations. This is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts. The failure of a large customer would have a significant effect on the Company.

Liquidity Risk

The Company's exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

20. Commitments

a) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Montreal, Quebec, Canada and Zug, Switzerland. These leases expire at various dates ranging from July 31, 2008 to September 30, 2011, and for which minimum lease payments total approximately $435,000.

The following is a schedule by fiscal year of future minimum lease payments:

2008	$	59,000
2009		216,000
2010		141,000
2011		19,000
	$	435,000

All amounts are in Canadian dollars, except where noted

20. Commitments (cont'd)

b) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2008	$	224,000
2009		584,000
	$	808,000

c) The Company has entered into contractual obligations related to future research and development expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2008	$	139,000
2009		144,000
	$	283,000

d) The Company has entered into contractual obligations related to administration, occupancy and insurance expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2008	$	103,000
2009		140,000
	$	243,000

All amounts are in Canadian dollars, except where noted

21. Contingency

The Company and certain of its officers and directors were named as defendants in two concurrent class action lawsuits. These two actions were filed in the Ontario Superior Court of Justice and Alberta. The lawsuits, brought on behalf of shareholders who purchased the Company's common stock between December 11, 2006 and March 23, 2007, allege primarily that the audited consolidated financial statements for the year ended September 30, 2006 and unaudited consolidated financial statements for the quarter ended December 31, 2006 were false and misleading. These lawsuits seek compensatory damages, costs, and expenses in the amount of $110,000,000. The lawsuits are at a very early stage. The Company has not recorded any liability relating to these matters. The matters raised in the lawsuits contain unproven allegations that will be vigorously defended, although no assurances can be given with respect to the outcome of such proceedings. Management believes that the Company's directors and officers insurance policy provides for reimbursement for costs and expenses incurred in connection with this lawsuit as well as potential damages awarded, if any, subject to certain policy limits.

22. Cyclical nature of business

The Company's lead product's sales follow the industry's cold and flu season which is generally during the August to March period.

23. Comparative figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period consolidated financial statements.

24. Corporate Restructuring

In November 2007, the Board of Directors approved management's proposal to modify the Company's international structure. In 2008, management intends to simplify the corporate structure with the formation of a new foreign company and dissolution of COLD-fX Pharmaceuticals (USA) Inc. and fX Life Sciences International GmbH. As at June 30, 2008, the potential costs of restructuring have been estimated by management to be $515,000, of which $236,000 has been incurred to date.

All amounts are in Canadian dollars, except where noted

25. Subsequent events

a) On July 23, 2008 the Company renegotiated its bank credit facility with the following changes from the current agreement:

The removal of the requirement for a $5,000,000 guarantee which had been provided to the Company by a shareholder who is also a director (note 15a).

The new demand operating limit is revised to $5,000,000 from $10,000,000. The advances against inventory are limited now to a maximum of $2,500,000. Interest under this operating line facility is based on the bank prime lending rate plus 0.25% per annum, plus a standby fee of 0.375% per annum. Standby letters of credit are subject to a charge of 1.5% per annum (note 6a).

The three-year term mortgage facility for the construction of the new headquarters now will bear interest at the bank's prime lending rate plus 1.0% per annum (note 6b).

b) On July 31, 2008, the Company received the final $1,000,000 draw on its mortgage facility (note 6b).

CV Technologies Inc.

MANAGEMENT'S
DISCUSSION AND ANALYSIS

Third Quarter Interim Report
June 30, 2008

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The interim consolidated financial statements of CV Technologies Inc. (the Company) are prepared in accordance with Canadian generally accepted accounting principles (GAAP). All references to GAAP refer to Canadian generally accepted accounting principles. These accounting principles require the Company to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions, which it relies upon, are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of the Company. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the Company's unaudited consolidated financial statements for the period ended June 30, 2008 and accompanying notes. All expressed amounts are in Canadian dollars, unless specified otherwise. Additional information on the Company, including the Company's most recently filed Annual Information Form, is available at www.sedar.com.

This discussion and analysis for the three and nine month period ended June 30, 2008 is prepared and has been updated to reflect information occurring up to and including August 13, 2008.

Forward-looking Information

Management's discussion and analysis (MD&A) contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this MD&A does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: those comments predicting the timing and/or initiation of clinical trials, clinical trial results and associated regulatory clearances, the Company's ability to secure financing, the ability to negotiate arrangements with potential strategic partners, and acceptance of COLD-fX® and COLD-fX Extra Strength in the marketplace. The use of any of the words "aims", "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "would", "project", "could", "should", "believe", "plans", "targets", "intends" and similar expressions are intended to identify forward-looking information. In addition to the risks outlined in the Risks and Uncertainties section, this MD&A contains forward-looking information pertaining to the following: the impact of competition; incidence of cold and flu; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct and that the results, performance or achievements expressed in, or implied by, forward-looking information within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement.

The forward-looking information contained in this MD&A speaks only as at the date of this MD&A, and none of the Company or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Company Overview

CV Technologies Inc. (TSX:CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint®, which is used in the discovery and biological standardization of natural products in order to deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to identify precisely the chemical profile and biological activity of certain natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products in a safe, effective and consistent manner. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. In February 2007, Health Canada issued a Natural Product Number (NPN) for COLD-fX® with the claim it "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system". A U.S. Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting an influenza or respiratory syncytial virus (RSV) infection (confirmed by both laboratory testing and symptoms) in a nursing home senior population by 89%. A Canadian trial in the general population, which was reported in the Canadian Medical Association Journal October 2005, showed COLD-fX® reduced the average number of upper respiratory infections per person by 25% and reduced the number of recurrent infections by 56%. Symptom severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formulation. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

COLD-fX® continues to be the number one selling cold and flu remedy in Canada (ACNielsen MarketTrack service National all Channel dollar sales for the categories of Cold Remedies (including antihistamines) and Supplements & Products, (52 weeks ending July 5, 2008).

Executive Summary

Third Quarter Summary:

- COLD-fX maintains status as #1 brand in Supplements & Products and Cold Remedies for 52 weeks ending July 5, 2008 (ACNielsen Brand Ranking Report)
- *Profit* magazine, one of Canada's leading business publications, recently listed CV Technologies in 9th spot in its annual rankings of the 100 Fastest Growing Companies in Canada.
- Company progresses with its cost containment programs
- Restructures the Canadian sales force
- Continues discussions with potential strategic partners
- Maintains positive working capital and positive YTD profitability
- R&D pre-clinical studies expanded to enhance product pipeline
- Two clinical trials continue in the blinded analysis stage; results expected Q4/08

During the third quarter of fiscal 2008, CV Technologies continued to focus its attention on achieving additional growth in the Canadian market, through ongoing marketing and advertising in an effort to maximize domestic performance in the upcoming cold and flu season.

Revenue

Revenue for the third quarter was $3.4 million, a 4.4 % increase versus same quarter 2007. For the nine month period, revenue was $35.3 million versus $33.7 million in 2007, a 4.9% increase.

Consolidated net earnings before taxes

Loss before taxes was $3.1 million in the third quarter of fiscal 2008, compared to a loss of $1.8 million during the same period last year. Year to date net earnings before taxes are $6.3 million versus a loss of $4.7 million for the same period in 2007.

United States

United States retail sales were $69 thousand in the third quarter of fiscal 2008, compared to $170 thousand in the same quarter of 2007. The Company continues to build and execute its strategy of targeting certain retailers in the U.S. for sales in 2008 and ensuring its expenditures in this market are aligned with sales.

Seasonality

Historically, our revenues and operating profits from continuing operations have been proportionately the smallest in the third quarter and the largest in the first quarter. As costs continue to be incurred more evenly throughout the year, our operating margins are historically high as the year commences. For these reasons, the performance of the business may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year.

COLD-fX® is the Company's lead product line and represents the majority of its sales. COLD-fX® aids in the strengthening of the immune system to help prevent and treat colds and flu. As a result, COLD-fX® sales exhibit a seasonal pattern. The spring and summer months are periods of slow sales. In late summer, fall and winter COLD-fX represents significantly greater sales volume reflective of the increase in

the frequency and severity of colds and flu in Canada. Consumer purchases are typically strongest in the first quarter and are affected by factors that include weather and cold and flu activity. Retailers usually commence purchasing in late August through to November to prepare for the season and replenish stock as required for the remainder of the cold and flu season.

Liquidity and Capital Resources

Cash and working capital

At June 30, 2008 the Company had $3.9 million (September 30, 2007 - $2.7 million) in cash and cash equivalents and short term investments of $9.0 million and had $10.3 million in working capital (September 30, 2007 - $5.8 million working capital deficit) (See Non-GAAP Financial Measures and Reconciliations). The increase in working capital resulted from: lower advertising costs for the period which allowed the Company to maintain a positive cash balance; an increase in current inventory levels since the year-end; a reduction in liabilities including a reduction in bank indebtedness due to better cash flow; a reduction in accounts payable as the Company was able to stay current with its accounts and was not in the process of constructing its head office and the accounts payable for the building at September had been moved into non-current liabilities by June; and the Company had dealt with half of the customer deposits that were outstanding at year end. Going against this was the reduction in accounts receivable as a result of slower sales in Q3, which caused accounts receivable to decline accordingly. The Company continues its focus to reduce long term inventories including repackaging of U.S. inventories for resale into the Canadian markets.

Comparative liquidity and capital structure (in thousands)	Quarter 3 June 30 , 2008	Quarter 3 June 30 , 2007	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006
Cash and cash equivalents	$3,860	$2,765	$2,703	$7,913
Short term investment	9,024	-	-	-
Demand loan	-	-	2,039	-
Working capital [1]	10, 307	3,987	(5,757)	16,374
Mortgage	5,129	-	2,645	-
Long-term liabilities (excluding Mortgage)	1,120	775	896	734
Shareholders' equity	20,920	16,303	15,506	23,525
Year to date EBITDA [1]	$7,194	$(4,321)	$(4,428)	$4,464

[1] See Non-GAAP Financial Measures and Reconciliations

Cash flow from operations

The Company's total operating expenses for the quarter were $5.2 million and for the nine month period ended June 30, 2008 were $19.3 million. In comparison, total operating costs were $3.8 million and $29.2 million for the same periods of the prior year. These expenses included non-cash operating costs (stock compensation, amortizations and bad debts) of $641 thousand for the three month period and $1.6 million for the nine month period ended June 30, 2008.

In the third quarter of fiscal year 2008, the cash flow used by operations was $1.1 million. The primary components included a loss for the quarter ($2.0 million, 2007 - $1.9 million), change in liabilities including customer deposits ($24 thousand, 2007 – decrease $6.5 million), accounts payables and accruals ($1.2 million, 2007 - $2.4 million decrease), decrease of net income taxes ($798 thousand, 2007 - $1.5 million) and decrease of deferred revenue ($5.0 thousand, 2007 - $nil). The decrease in assets included accounts receivables ($486 thousand, 2007 - $2.8 million), prepaid expenses and deposits ($221 thousand, 2007 - $281 thousand) and net increase in inventory ($797 thousand, 2007 - $1.5 million increase).

Major cash flow components (in thousands)	Quarter 3 June 30, 2008	Quarter 3 June 30, 2007	Year to Date June 30, 2008	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006
Operating activities	$(1,055)	$(6,589)	$12,791	$(3,934)	$3,538
Financing activities	705	49	1,230	4,952	296
Investing activities	$(9,725)	$(2,125)	$(12,863)	$(6,228)	$(1,873)

Cash flow from financing activities

The Company's third quarter financing activities provided $705 thousand in cash (2007 - $49 thousand). The financing activities in third quarter included $316 thousand received through the issuance of capital stock from the exercise of stock options compared to $52 thousand in the prior year, mortgage draw for the new facilities of $129 thousand and an information systems loan of $263 thousand.

Cash flow used in investing activities

The Company's investing activities in the third quarter 2008 used 9.7 million (2007 – $2.1 million). Investing activities involved purchase of property and equipment of $558 thousand for completion of construction of the Company's new corporate headquarters and research centre in Edmonton, Alberta. Other expenditures in the third quarter include $143 thousand for patents and registered trademarks involved the protection and development of the Company's patents and trademarks, and purchase of a short-term investment of $9.0 million.

Liquidity and Capital Resources

Cash, cash equivalents and short term deposits were approximately $12.9 million as of June 30, 2008 compared to approximately $663 thousand of cash net of bank indebtedness as of September 30, 2007. Net cash used in operating activities was $1.1 million for the third quarter, 2008 (June 30, 2007 – $6.6 million) and $12.8 million positive for nine months ended June 30, 2008, compared to $519 thousand on June 30, 2007.

At the end of June 30, 2008, customer deposits decreased to $5.9 million (September 30, 2007 - $10.4 million). This decrease was primarily due to refunds to customers for returned U.S. shipments from the prior year. The Company had approximately $213 thousand outstanding on authorizations to return product at the end of the quarter and approximately $2.3 million in customer inventory with the right to return. The amount and timing of the authorized returns and the effect of cash refunds on the Company's cash position is a difficult estimate; however, it is unlikely that such effect would have a material impact on the Company's cash position.

The Company entered into a financing arrangement related to its information systems upgrade. As at June 30, 2008 the amount of the loan provided is $263 thousand (September 30, 2007 - $nil). This loan is unsecured and is not subject to any covenants.

The Company's working capital and capital expenditure requirements depend upon numerous other factors including, but not limited to, the success and timing of the introduction of new products and extensions, entry into new markets, cold and flu activity, consumer demand, right of returns held by customers, timing of market development programs, facilities construction costs and long-term focus on product research and development activities. The Company anticipates that cash generated from operations, financing on the building, and availability of its bank operating line will be sufficient to meet its seasonal cash requirements, subject to market and other risks. The Company continues to explore options to diversify its capital structure.

Subsequent to the quarter end, the Company renegotiated its bank credit facility, which resulted in the removal of a $5.0 million guarantee that had been provided to the Company by a shareholder who is also a Director of the Company. The demand operating limit has been revised from $10.0 million to $5.0 million. As the Company was not using its operating line, and given the improvement in its cash and short term investment position, this change is not expected to have any effect on the Company's operations going forward. Another event occurred subsequent to quarter end; namely, on July 31, 2008 the Company received the final $1.0 million draw on its mortgage facility.

Deferred revenue

Deferred revenue represents deposits of $689 thousand from two customers in exchange for a guaranteed volume of inventory to be available at any time and a deposit from a customer for future inventory and services.

Related party transactions

On July 16, 2007, a shareholder who is also a director provided the Company with a guarantee of $5.0 million at a fee of 0.5% per month, to be used as collateral for the bank loan. During the three and nine month periods ended June 30, 2008, the Company has expensed as interest $75 thousand and $225 thousand respectively (June 30, 2007 - $nil and $nil) in fees related to this guarantee. The guarantee from the shareholder was removed on July 23, 2008 (See Subsequent events update).

The Company has as part of its management team, an individual employed as Vice President, Business Development, who is also part of a vendor's management team. During the three and nine month periods ended June 30, 2008, approximately $139 thousand and $412 thousand, respectively (June 30, 2007 - $151 thousand and $365 thousand) was expensed as advertising and marketing costs provided by this vendor subsequent to the above individual being hired by the Company. As at June 30, 2008, approximately $156 thousand (September 30, 2007 - $287 thousand) is payable to the related vendor. The Company has a commitment of approximately $560 thousand remaining with the vendor as at June 30, 2008.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Outstanding shares and stock options

As at August 13, 2008:

- Number of issued and outstanding common Class A shares 107,723,498
- Number of outstanding, unexercised stock options 8,010,443
- Options available for grant 4,685,007

(Exercise price ranges from $0.25 to $4.32 per share with expiration dates ranging from 2008 to 2014.)

Results of Operations

Profitability

Summary of Interim Geographic Results
(in thousands)

		Third Quarter June 30, 2008	Third Quarter June 30, 2007
Canada	Revenue	$3,286	$3,045
United States	Revenue	69	170
Consolidated	Revenue	$3,355	$3,215

Consolidated net loss after taxes for the third quarter was $2.0 million compared to consolidated loss of $1.9 million for the same period last year. The loss was primarily attributed to additional expenses incurred in the third quarter for amortization of $303 thousand (2007 - $ 170 thousand), debt interest of $159 thousand (2007 - $8 thousand), mortgage interest for the new facilities - $73 thousand (2007 - $nil) and write-off of bad debts of $59 thousand (2007 – recovery $24 thousand). The Company accounted for stock-based compensation expense of $280 thousand, compared to $29 thousand in 2007 that included adjustment for the forfeiture of 3,500,000 options amounting to $311 thousand. In addition, the Company absorbed a foreign exchange loss of $42 thousand compared to a significant gain of $821 thousand in 2007 due to U.S. dollar fluctuation.

The loss before income taxes for the quarter was $3.1 million compared to a net loss before income taxes of $1.8 million for the same period last year. This year's loss generated a recovery of current income taxes of $1.1 million (2007 - $662 thousand).

Revenue

The Company recorded net product sales of $3.4 million (2007 - $3.2 million) in the third quarter of fiscal 2008 representing an increase of 4.4% compared to the third quarter 2007. The Company continues to maintain its focus in the Canadian market while adopting a cautious strategy in the U.S. for new customers and enhancing relations with its existing customers.

CV Technologies received a product license and natural product number for COLD-fX in February, 2007 from Health Canada. TV advertising for this year's cold and flu season reflected that approval and stated that COLD-fX "helps reduce the frequency, severity and duration of cold and flu symptoms by boosting the immune system".

Third quarter U.S. net sales were nominal as the Company continued its focus to develop and maintain distribution channels. COLD-fX continues to be in distribution with the same customers as in past quarters, and the expectations were for nominal sales in this quarter. The outlook for the balance of the fiscal year looks similar to the past quarter, with no anticipated disruption to our distribution channels.

Cost of goods sold and gross profit

The gross margin in third quarter of fiscal 2008 was 56.6%, a decrease of 3.0% from 59.6% in the same quarter in fiscal 2007. The decrease in gross margin was attributable to increased distribution and logistics costs due to transfer of U.S. inventories to its Canadian distribution centres. The Company will continue its focus on managing inventories including resale of its U.S inventories in the Canadian market.

Operating expenses

Operating Expenses were $5.2 million for the three months ended June 30, 2008 (2007 - $3.8 million).

The increase in operating expenses of $1.4 million over the prior year was comprised primarily of the following:

- An increase in foreign exchange loss of $863 thousand from the prior year resulted from fluctuations and weakening of the Canadian dollar against the U.S. dollar since the end of the prior fiscal year.

- Stock-based compensation increased by $251 thousand over the same period last year. The third quarter of 2007 had lower costs due to the forfeiture of 3.5 million options ($311 thousand) in that quarter.

Management's strategic cost containment initiatives aimed at improving cash flows and earnings will remain in effect. Other changes in operating expenses include:

- Research and development expenditures for the third quarter decreased by $507 thousand (41%) for the same period last year due to temporary cost containment initiatives across the Company.

- Salaries increased by $312 thousand (26%) compared to the same period last year due to additional hires from the previous quarters. The newly recruited sales team replaces a broker system to continue to refine the marketing programs.

- Interest, bank charges and fees increased by $225 thousand primarily due to the $75 thousand in fees paid for the $5.0 million guarantee on the Company's banking facility, and $74 thousand in mortgage interest paid for the financing of the new facilities.

- Expenses related to contracted, consulting and professional services increased by $117 thousand (14%). In the third quarter of 2008, the Company retained services for marketing, administration and legal services.

- Advertising and marketing expenses decreased by $27 thousand. In the third quarter, Canadian spending decreased to align expenses with sales due to the summer season.

Income tax expense

- Current income tax recovery for the quarter was $1.1 million compared to $662 thousand for the same period last year. The higher recovery in the current year is due to the larger loss before income taxes in the current year.

Summary of Quarterly Results
(in thousands)

2008	1st Quarter Dec 31, 2007	2nd Quarter Mar 31, 2008	3rd Quarter Jun 30, 2008	4th Quarter Sep 30, 2008	Year to date 2008
Product sales	$21,275	$10,715	$3,355		$35,345
Gross profit	15,817	7,518	1,900		25,235
Gross margin %	74.3%	70.2%	56.6%		71.4%
Earnings(loss) before tax	10,409	(971)	(3,136)		6,303
Earnings(loss) after tax	6,799	(768)	(1,970)		4,061
EPS – Basic	$0.07	(0.01)	(0.02)		$0.04
EPS – Diluted	$0.06	(0.01)	(0.02)		$0.04
Total assets	$45,489	$42,177	$41,416		$41,416
Total liabilities	$22,837	$19,883	$20,497		$20,497
2007	**1st Quarter Dec 31, 2006**	**2nd Quarter Mar 31, 2007**	**3rd Quarter Jun 30, 2007**	**4th Quarter Sep 30, 2007**	**Fiscal Year 2007**
Product sales	$22,615	$7,850	$3,215	$8,355	$42,035
Gross profit	16,710	5,569	1,915	4,627	28,821
Gross margin %	73.9%	70.9%	59.6%	55.4%	68.6%
Loss before tax	(741)	(2,123)	(1,808)	(438)	(5,110)
Loss after tax	(3,584)	(3,296)	(1,871)	(1,080)	(9,831)
EPS – Basic	$(0.03)	$(0.03)	$(0.02)	$(0.01)	$(0.09)
EPS – Diluted	$(0.03)	$(0.03)	$(0.02)	$(0.01)	$(0.09)
Total assets	$60,078	$49,254	$37,106	$41,308	$41,308
Total liabilities	$39,335	$31,162	$20,804	$25,802	$25,802
2006	**1st Quarter Dec 31, 2005**	**2nd Quarter Mar 31, 2006**	**3rd Quarter Jun 30, 2006**	**4th Quarter Sep 30, 2006**	**Fiscal Year 2006**
Product sales	$18,940	$10,915	$3,242	$8,290	$41,387
Gross profit	13,414	8,253	2,220	4,213	28,100
Gross margin %	70.8%	75.6%	68.5%	50.8%	67.9%
Earnings (loss) before tax	7,463	2,087	(2,428)	(2,982)	4,140
Earnings (loss) after tax	4,416	987	(1,772)	(2,992)	639
EPS – Basic	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
EPS – Diluted	$0.04	$0.01	$(0.02)	$(0.02)	$0.01
Total assets	$32,319	$34,277	$33,545	$43,132	$43,132
Total liabilities	$7,458	$7,331	$7,737	$19,607	$19,607

U.S. Activity

Net product sales in the third quarter of fiscal 2008 was $69 thousand (2007 - $170 thousand). The Company forecasted minimum activity in U.S. during the third quarter due to seasonality of the product.

Segmented Geographic Revenue
(in thousands)

2008	1st Quarter Dec 31, 2007	2nd Quarter Mar 31, 2008	3rd Quarter Jun 30, 2008	4th Quarter Sep 30, 2008	Fiscal Year 2008
Canada	$20,912	$10,216	$3,286		$34,414
U.S.	363	499	69		931
Other	-	-	-		-
Total	$21,275	$10,715	$3,355		$35,345
2007	1st Quarter Dec 31, 2006	2nd Quarter Mar 31, 2007	3rd Quarter Jun 30, 2007	4th Quarter Sep 30, 2007	Fiscal Year 2007
Canada	$22,191	$7,483	$3,045	$8,236	$40,955
U.S.	424	367	170	120	1,080
Other	-	-	-		-
Total	$22,615	$7,850	$3,215	$8,356	$42,035
2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006	Fiscal Year 2006
Canada	$18,939	$10,873	$3,242	$8,282	$41,336
U.S.	-	2	-	6	8
Other	1	40	-	2	43
Total	$18,940	$10,915	$3,242	$8,290	$41,387

Research and Development Activity

Two clinical trials remain under blinded conditions and in the analysis phase: 1) the Canadian multi-centre clinical trial examining the impact of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors versus the standard NPN approved dose and 2) the clinical trial assessing the safety and effects on immunological parameters of a three-day high dose of COLD-fX on front-line medical workers at Hackensack University Medical Center. Once these trials are complete, the data will undergo independent numerical and statistical analysis and preparation for the scientific peer review and presentation process. We anticipate the results of these studies will extend the understanding of the optimal conditions of use for COLD-fX and how it works, as well as add to the safety profile. Results of both studies are expected in the fourth quarter of fiscal 2008.

A pilot clinical trial that measured the safety and tolerability of COLD-fX for treatment of cold and flu in children was recently published in the August 2008 issue of Pediatrics, the top journal in the field. The study was conducted in collaboration with pediatric researchers in the Faculty of Medicine at the University of Alberta, Edmonton, Canada. The randomized, double blind, placebo-controlled study was designed to measure the safety and tolerability of COLD-fX for treatment of cold and flu in children. Acute three-day doses of COLD-fX were well tolerated with no serious adverse events or differences in adverse events versus the placebo group. The research was also successful in determining effect size,

which enables appropriate statistical planning of a large-scale efficacy study currently in the planning stages. This is the first step in developing a COLD-fX children's formulation.

The Company has initiated a new pre-clinical study in collaboration with McMaster University on the precise molecular mechanism of action of COLD-fX. The study will extend the positive results of the initial project funded by the National Research Council (NRC) under the Industrial Research Assistance Program (IRAP) and open the possibility for application in other conditions such as cancer, asthma, allergies, and adjuvants to vaccines such as the flu shot.

In light of the U.S. Food and Drug Administration's (FDA) approval of the first botanical drug product, a recognized U.S. clinical and regulatory expert in the field is continuing to evaluate the level of evidence required for the botanical drug registration of COLD-fX and is assisting in determining a strategic path forward. This registration, if pursued and attained, would permit therapeutic claims to be made with respect to colds, and therefore would strengthen the marketing message in the U.S.

Subsequent Events update

a) On July 23, 2008 the Company renegotiated its bank credit facility with the following changes from the current agreement:

- The removal of the requirement for a $5.0 million guarantee which had been provided to the Company by a shareholder who is also a Director.
- The new demand-operating limit is revised to $5.0 million from $10.0 million. The advances against inventory are limited now to a maximum of $2.5 million. Interest under this operating line facility is based on the bank prime lending rate plus 0.25% per annum, plus a standby fee of 0.375% per annum. Standby letters of credit are subject to a charge of 1.5% per annum.
- The three-year term mortgage facility for the construction of the new headquarters now will bear interest at the bank's prime lending rate plus 1.0% per annum.

b) On July 31, 2008, the Company received the final $1.0 million draw on its mortgage facility.

Outlook

During the third quarter of fiscal 2008, the Company continued to execute its business plan, with a strong focus on planning for the fall season, which begins to develop during the fourth quarter:

- Management is focusing on its core business in Canada, with the goal of creating national distribution and a leading position in its product categories.
- The restructuring of the Canadian sales force has been completed. The Company now has a team of account managers in the West (three people), Ontario (three people), and Quebec/Atlantic (one person), with support staff in Edmonton and Toronto. This group is actively engaged in effectively servicing existing customers and is also seeking new customers. Efforts are underway to establish additional revenue sources by pursuing further distribution channels. The Montreal office was officially opened in July, with two people managing customers, consumer marketing and public relations for Quebec.
- COLD-fX® Extra Strength was launched in the Canadian marketplace, with the first shipments to customers in November 2007. Acceptance by existing customers has been positive, and initial consumer response was very encouraging. Management has filed a Natural Product Number (NPN) application for COLD-fX® Extra Strength with Health Canada.
- The Company revamped its marketing approach in Canada, and its cold and flu season advertising activities were significantly enhanced compared to historical efforts. Activities included a national television-advertising program, an opportunity that is now available to the Company since it received a product license and NPN number for COLD-fX from Health Canada a year ago.
- Steady progress is being made in developing branding and packaging strategies aimed at propelling growth. The Company expects to use these approaches in its planning for the next cold and flu season and to launch new products.
- A national law firm, Stikeman Elliott LLP, has been retained to represent the Company and certain officers and directors in two concurrent and coordinated class action lawsuits. These actions contain unproven allegations that will be vigorously defended. Leave of the Courts has not been granted for the claims to proceed as a secondary market securities class action and the claims have not been certified as a class action at this stage. Certification and leave motions are anticipated to be heard in June of 2009.
- Discussions are ongoing with potential strategic partners for the development and expansion of the Company's science to create new product opportunities worldwide.
- During the remainder of fiscal 2008, the Company intends to continue to direct its resources in building its core Canadian market, in an effort to ensure a strong brand franchise, and to work towards developing new products for future growth.
- The Company anticipates releasing results from two clinical trials currently in the analysis phase 1) the Canadian multi-centre clinical trial examining the impact of a two-fold higher dose of COLD-fX on upper respiratory infections in vaccinated seniors versus the standard NPN approved

dose and 2) the clinical trial assessing the safety and effects on immunological parameters of a three-day high dose of COLD-fX on front-line medical workers at Hackensack University Medical Center.

Risks and Uncertainties

The following risks and uncertainties are those that Management currently believes may materially affect the Company's operations. Additional risks and uncertainties that the Company is unaware of or currently deems immaterial may subsequently affect the business. A discussion on risk factors is available in the Company's Annual Information Form available on SEDAR.

Market and Product

Management considers the Company to be in its growth stage with its lead products, COLD-fX®, REMEMBER-fX® and CELL-fX®. To achieve a successful market share, the Company anticipates significant and ongoing expenditures for marketing, advertising and public awareness programs. Future success of product revenue is dependent on those activities, regulatory review and approval for its products, and the degree of patent protection afforded to particular products.

Prospects for the Company's new technologies and future products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, and the Company's ability to commercialize products in its pipeline and sell current products.

The Company is reliant on a few customers for the majority of its revenue. A loss of one of these customers could adversely affect revenue and business operations. In Canada, three (2007 – four) major customers accounted for $22.7 million or 66% of nine months net product sales (2007 - $17.8 million or 53%).

Seasonality of Demand

COLD-fX® sales exhibit a seasonal pattern tied to the frequency and severity of colds and flu. Consumer purchases are affected by factors that also include weather. This affects the volume and timing of sales. The Company aims to time marketing expenditures with increases in cold and flu activity, and as such, expenditures and results may vary.

Liquidity

Liquidity risk could arise from the Company's inability to meet obligations when due in a timely manner, including, but not limited to, an inability to fulfill its contractual arrangements with suppliers and customers. The Company's liquidity objective is to maintain the capacity to fund assets and repay liabilities in a timely and cost-effective manner under adverse market conditions and unforeseen events. This capacity primarily derives from the Company's earnings, ability to issue debt and equity instruments

as well as its ability to generate liquidity from its balance sheet (convert assets, for example inventory, to cash).

As the Company's operations are seasonal in nature, revenues generated and recorded in the third quarter are significantly lower and collections from these accounts receivable are the lowest in the fourth quarter. Customer agreements with rights to return product may result in the return of products purchased in previous months. These customers may request either refunds or credits against future orders. These requests to return product may result in unscheduled payments, particularly returns by U.S. customers that reduce cash from operations and which may have a material adverse effect.

The Company currently has a large cash reserve from collections of its accounts receivable; however, availability of cash is also dependent upon the earnings, availability of existing or alternate financing facilities, contractual commitments, timing and extent of product returns and repayment terms. The outcome of these activities and events are difficult to predict.

Management of Risks Arising from Financial Instruments

The Company does not use financial derivatives. There has been no change with respect to the Company's overall risk exposure during the nine month period ended June 30, 2008.

Market Risk

a) Interest rate risk

Bank indebtedness and mortgage are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing bank prime lending rate. The sensitivity of the mortgage to a 100 basis point change in the interest rate, with all other variables held constant, would result in a change in the effective interest rate from 7.40% to 8.48% and a change in the (loss) earnings before tax of approximately $14 thousand for the three month period ended June 30, 2008 and $39 thousand for the nine month period ended June 30, 2008. The Company did not employ interest rate hedging activities during the year. The Company has the option to fix the interest rate on its mortgage for the balance of the term.

b) Foreign exchange risk

The Company has assets and liabilities that are denominated in foreign currencies and thus are exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The sensitivity of these monetary assets and liabilities to a 10% change in the U.S. dollar, with all other variables held constant, would result in a change in the Company's (loss) earnings before tax of approximately $595 thousand. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

Credit Risk

The maximum exposure to credit risk of the Company as at June 30, 2008 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable financial

institutions and only investing in securities that are highly rated, traded in active markets and capable of prompt liquidation.

The Company's exposure to credit risk related to accounts receivable arises from the possibility that a customer does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established retailers and wholesalers, a program of credit evaluation of new customers and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts. The failure of a large customer would have a significant effect on the Company.

Liquidity Risk

The Company's exposure to liquidity risk is dependent on the sale of inventory, collection of accounts receivable, purchasing commitments and obligations or raising of funds to meet commitments and sustain operations. The Company controls liquidity risk by management of working capital, cash flows and the availability of borrowing facilities.

Critical Accounting Policies, Changes and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Those policies, assumptions and estimates affect the reported amounts, assets and liabilities, and revenue and expenses during the period represented and at the date of the financial statements. Actual results could differ from these estimates.

Significant estimates made by Management include provisions for customer discounts and incentives, allowances for uncollectible accounts, right of returns, the realizable portion of inventory during the Company's normal business cycle, inventory provisions, the realizability of future income taxes, useful lives of long-lived assets, future expected cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock-based compensation fair values. On an ongoing basis, Management reviews its estimates to ensure that these values appropriately reflect changes in the Company's business and new information as it becomes available.

Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Critical accounting policies and estimates relate to the following:

- Revenue recognition
- Accrued liabilities
- Contingencies
- Income taxes
- Inventory valuation, and
- Stock-based compensation

Adoption of Accounting Changes

Accounting Changes

On October 1, 2007, the Company adopted Section 1506, Accounting Changes. This Section allows an entity to change an accounting policy only if the change is required by a primary source of GAAP or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance or cash flows. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2007. The adoption did not have any effect on the Company's consolidated financial statements.

Capital Disclosures

On October 1, 2007, the Company adopted Section 1535, Capital Disclosures. This Section establishes standards for disclosing information about an entity's capital and how it is managed. The standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Recently issued Accounting Standards:

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that Canadian public enterprises will need to adopt International Financial Reporting Standards (IFRS) effective for years beginning on or after January 1, 2011. The Company is currently evaluating the impact this new framework will have on the consolidated financial statements.

Future Accounting Pronouncements

Inventory

The Company will adopt Section 3031, Inventory, for the valuation, presentation and disclosure of inventory, effective October 1, 2008. This section prescribes the measurement of inventory at the lower of cost and net realizable value. The cost of inventories shall comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The Company currently values inventory at the lower of direct cost or net realizable value and will transition to full cost methodology. This change will involve allocations of overheads to products. The Company has not yet determined the effect this new accounting policy may have on inventory or on the cost of goods sold.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets which supersedes Sections 3062 Goodwill and Other Intangible Assets and 3450 Research and Development Costs. Section 3064 provides additional guidance on when expenditures qualify for recognition as intangible assets and requires that costs be deferred only when relating to an item meeting the asset definition. This new accounting standard is effective for interim and annual financial statements relating to fiscal years

beginning on or after October 31, 2008. The Company will adopt this standard for the fiscal year commencing October 1, 2009. It is not expected that adopting Section 3064 will have a material impact on the Company's financial position or results of operation.

Non-GAAP Financial Measures and Reconciliations

Normally, a non-generally accepted accounting principles (non-GAAP) financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts, not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. EBITDA, working capital and cash flow prior to working capital changes are not measures of financial performance (nor do they have standardized meanings) under Canadian GAAP. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

The Company uses both GAAP and certain non-GAAP measures to assess performance. Management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate CV Technologies' financial performance using the same measures as Management. The Company's Management believes that, as a result, information provided to the investor is more transparent in assessing the financial performance of the Company. Investors should not consider these non-GAAP financial measures as a substitute or superior to the measures of financial performance prepared in accordance with GAAP.

Working Capital

The definition of working capital is current assets less current liabilities. The Company uses working capital as a supplemental financial measure of its liquidity and operational performance.

Working Capital (in thousands)	as at June 30, 2008	as at June 30, 2007	as at Sep 30, 2007	as at Sep 30, 2006
Current assets	$25,121	$24,015	$19,149	$35,247
Current liabilities	$14,814	$20,028	$24,906	$18,873
Working capital	$10,307	$3,987	$(5,757)	$16,374

EBITDA

The definition of EBITDA is earnings before interest, income taxes, depreciation and amortization. The Company uses EBITDA as a supplemental financial measure of its operational performance. Management believes EBITDA to be an important measure as it excludes the effects of items, which primarily reflect the impact of long-term investment decisions, rather than the performance of the Company's day-to-day operations. As compared to net earnings according to GAAP, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue in the Company's business. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities. The Company believes that this measurement is useful to assess a company's ability to service debt and to meet other payment obligations or as a valuation measurement.

The following is a reconciliation of EBITDA to net earnings, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

EBITDA (in thousands)	Quarter 3 June 30, 2008	Quarter 3 June 30, 2007	Year to Date June 30, 2008	Year to Date June 30, 2007	Fiscal Year Sep 30, 2007	Fiscal Year Sep 30, 2006
Net (loss) earnings	$(1,970)	$(1,871)	$4,061	$(8,751)	$(9,831)	$639
Current income taxes (recovery)	(1,106)	(662)	2,186	4,113	4,381	3,301
Future income taxes	(58)	726	55	(34)	339	200
Amortization of deferred costs	-	90	-	271	362	362
Amortization of patents, registered trademarks, property and equipment	303	80	672	286	384	312
Interest, bank charges and fees	233	8	476	63	233	61
Interest revenue	(130)	(54)	(256)	(269)	(296)	(411)
EBITDA	$(2,728)	$(1,683)	$7,194	$(4,321)	$(4,428)	$4,464

Cash flow prior to working capital changes

The following is a reconciliation of "cash flow prior to working capital changes" to cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with Canadian GAAP.

The Company uses cash flow prior to working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes that adjusting principally for the swings in non-cash working capital items due to seasonality assists Management in making long-term liquidity assessments. The Company also believes that this measurement is useful as a liquidity or as an input into valuation measurement.

Cash Flow Prior To Working Capital Changes (in thousands)	Quarter 3 June 30, 2008	Quarter 3 June 30, 2007	Year to Date June 30, 2008	Year to Date June 30, 2007	Fiscal Year Sep 30, 2007
Cash flow prior to working capital changes	**$(1,429)**	**$(868)**	**$5,679**	**$(6,771)**	**$(6,152)**
Accounts receivable	486	2,843	5,986	5,436	265
Inventory	(797)	1,523	5,136	(271)	2,183
Prepaid expenses and deposits	221	281	(26)	685	808
Accounts payable and accruals	1,243	(2,376)	(1,957)	(3,076)	(3,685)
Income taxes payable (receivable)	(798)	(1,505)	1,954	(4,669)	(5,954)
Customer deposits	24	(6,487)	(4,491)	9,156	8,601
Deferred revenue	(5)	-	509	30	30
Changes in non-cash working capital	**374**	**(5,721)**	**7,111**	**7,294**	**2,248**
Cash provided by operating activities	**(1,055)**	**(6,589)**	**12,790**	**519**	**(3,904)**

Glossary Term	Definition
Adjuvant	A substance used in combination with a vaccine to improve the immune response.
ChemBioPrint	A discovery and standardization platform used by the Company's scientists to identify the chemical profile and biological activity of natural products
CICA	Canadian Institute of Chartered Accountants
Company	CV Technologies Inc., which is the reporting issuer
CVQ	Trading symbol for CV Technologies Inc., which is the reporting issuer
FDA	U.S. Food and Drug Administration; the U.S. government body responsible for food (Dietary Supplements) drugs, medical devices, biologics, animal feed and drugs, cosmetics, radiation-emitting products, and combination products. CDER, the Center for Drug Evaluation and Research, is the division of the FDA responsible for drug approvals and the clinical trials on drugs. CFSAN, Center for Food Safety and Applied Nutrition, is the division of the FDA responsible for dietary supplements.
MD&A	Management's Discussion and Analysis
NPN	Natural Product Number
Phase I	Phase I of Clinical Development (as defined by the U.S. FDA for use in drug development): Phase I starts with the initial administration of an investigational new drug into humans. Studies in this phase of development usually have non-therapeutic objectives (no efficacy endpoints for the trial) and may be conducted in healthy volunteer subjects. Studies conducted in Phase I typically involve one or a combination of the following aspects: (a) safety and tolerability, (b) pharmacokinetics including absorption, distribution, metabolism and excretion, and (c) early measurement of efficacy if performed in patients.
Phase II	Phase II of Clinical Development (as defined by the U.S. FDA for use in drug development): A therapeutic exploratory phase where efficacy in disease populations is determined. Phase II is usually considered to start with the initiation of studies in which the primary objective is to explore therapeutic efficacy in patients. An important goal for this phase is to determine the dose and regimen for Phase III trials. Additional objectives of clinical trials conducted in Phase II may include evaluation of potential study endpoints, therapeutic regimens (including concomitant medications), and target populations for further study in Phase II or III.

Phase III	Phase III of Clinical Development (as defined by the U.S. FDA for use in drug development): Studies in Phase III are designed to confirm the preliminary evidence accumulated in Phase II that a drug is safe and effective for use in the intended indication and recipient population. These studies are intended to provide an adequate basis for marketing approval in the U.S. for a drug. Studies in Phase III may also further explore the dose-response relationship, or explore the drug's use in wider populations, in different stages of disease, or in combination with another drug.
Sales	Product sales and revenue include reductions for sales discounts and allowances.
SEDAR	System for Electronic Data Access and Retrieval (www.sedar.com)
RSV	Respiratory Syncytial Virus

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: August 14, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1304885
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	August 13, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Christina Forrester and Jane Tulloch
Email:
Christina.Forrester@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: August 14, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1304882
FILING TYPE	Interim MD&A
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	MD&A
FEES PAID	N/A
DATE FILED	August 13, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: August 14, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1304852
FILING TYPE	Interim Financial Statements
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Exchange
DOCUMENT TYPE	Interim Financial Statements
FEES PAID	N/A
DATE FILED	August 13, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Christina Forrester and Jane Tulloch
Email:
Christina.Forrester@cvtechnologies.com;
Jane.Tulloch@cvtechnologies.com

DATE: August 14, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1304875
FILING TYPE	Interim Certificates
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	CEO Certificate CFO Certificate
FEES PAID	N/A
DATE FILED	August 13, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

CFO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Nazir Noormohamed, Chief Financial Officer, CV Technologies Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: August 13, 2008

(s) Nazir Noormohamed

Nazir Noormohamed CMA
Chief Financial Officer

CEO Certification
Form 52-109F2 *Certification of Interim Filings*

I, **Dr. Jacqueline J. Shan, Chief Executive Officer, CV Technologies Inc**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CV Technologies Inc., (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

(s) Jacqueline J. Shan

Jacqueline J. Shan, PhD., DSc.
Chief Executive Officer

END